SIDLEY AUSTIN LLP

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October 1, 2018

Confidential

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
SIDLEY AUSTIN LLP

Re:	Puyi Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission its audited consolidated financial statements as of June 30, 2017 and 2018 and for each of the two years ended June 30, 2017 and 2018.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended June 30, 2017 and 2018, and omitted selected financial information as of and for the years before the year ended June 30, 2017.

* * *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86-10-5905 5610 or via e-mail at kefei.li@sidley.com or the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Charles Yin, by telephone at +86-133-1619-6688, or by email charles.yin@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Kefei Li
Kefei Li

cc:	Yu Haifeng, Chairman, Chief Executive Officer, Puyi Inc.
Hu Anlin, Chief Financial Officer, Puyi Inc.
Charles Yin, Partner, Marcum Bernstein & Pinchuk LLP